Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Trading Circle, Inc.
226 Airport Parkway #450
San Jose, CA 95110
OptionCircle.com

Up to $1,234,999.50 in Common Stock at $0.75
Minimum Target Amount: $19,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Trading Circle, Inc.
Address: 226 Airport Parkway #450, San Jose, CA 95110
State of Incorporation: DE
Date Incorporated: April 13, 2020

Terms:

Equity

Offering Minimum: $19,999.50 | 26,666 shares of Common Stock
Offering Maximum: $1,234,999.50 | 1,646,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.75
Minimum Investment Amount (per investor): $500.25

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As an Option Circle User or a community member, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500 within the first three weeks and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $2,500+ and receive $500 account credit.

Tier 2 Perk: Invest $5,000+ and receive $1,000 account credit, and a free Copy of It's Not An Option (shipping & handling included).

Tier 3 Perk: Invest $10,000+ and receive $2,000 account credit, access to up to 5 Option Circle trading strategies, and 6 Month Rebel Roundup Subscription.

Tier 4 Perk: Invest $25,000+ and receive $5,000 account credit, 2 hour personalized Option Circle-led training session, and Market Rebellion Cocktail Hour 3-Month Trial Membership.

Tier 5 Perk: Invest $50,000+ and receive $10,000 account credit, and access to personal Option Circle account strategist/support (limit 2 hours per month).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Trading Circle, Inc., D/B/A Option Circle, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $75.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of the offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Trading Circle, Inc. (d/b/a "Option Circle" or the "Company") operates Option Circle, an AI-powered investing platform that leverages automation and community to enhance trading strategies across equities, ETFs, crypto, and options. By combining a multi-model AI framework with securities brokerage integrations and a collaborative social trading ecosystem, the company empowers investors with 24/7 trade automation and strategic transparency.

Option Circle generates revenue through a subscription-based model (monthly and annual tiers), transaction fees, and enterprise licensing for its proprietary algorithmic trading infrastructure. Users gain access to proprietary trading tools, automated third-party trade execution, and monetizable strategy licensing.

With over 15 years of experience in digital strategy, our in-house marketing team drives high-impact brand positioning, user acquisition, and scalable growth. Their expertise ensures Option Circle strengthens its market presence while maximizing audience engagement across diverse digital channels.

Intellectual Property

The company has invested heavily in proprietary software development, capitalizing $495,625 in software assets, and operates under a unique AI-driven trading infrastructure. Intellectual property includes internally developed algorithms, strategy optimization engines, and brokerage integration systems. Option Circle has filed 21 patent applications related to strategy automation, trade execution, and AI risk tools.

Corporate History

Trading Circle Inc. was initially organized as Trading Circle Inc., a California corporation on April 13, 2020, and converted to a Delaware corporation on December 13, 2024.

Competitors and Industry

Competitors

Competitors include Robinhood, eToro, and Wealthfront in the retail investing space, as well as TradingView and QuantConnect in the algorithmic trading tools sector. Option Circle differentiates itself by offering both automation and community collaboration with revenue-sharing potential for strategy creators.

Industry

The retail investing and trading automation industry continues to grow rapidly, fueled by technology development, increased accessibility, lower brokerage fees, and demand for data-driven investing. The global algorithmic trading market is expected to surpass $50 billion by 2033, with demand for customizable, AI-enhanced strategies rising among retail and institutional traders alike (Source: https://market.us/report/ai-in-trading-market/#:~:text=*%20The%20global%20AI%20In%20Trading%20Market,due%20to%20its%20flexibility%2C%20scalability%2C%20and%20cost%2Deffectiveness).

Current Stage and Roadmap

Current Stage

The company is in the initial production/launch stage and has begun generating revenue. It operates with a low burn rate and recently scaled paid membership acquisition, signaling a transition from development to monetization.

Future Roadmap

Future goals include expanding brokerage partnerships (e.g., WeBull, TradeStation), growing the premium membership base from 5,000 to 10,000+ users, and enhancing user-led strategy licensing features. The company aims to use campaign proceeds for team expansion, marketing, and R&D for additional platform features.

The Team

Officers and Directors

Name: Shishu Bedi

Shishu Bedi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Chairman of the Board
  Dates of Service: January, 2020 - Present
  Responsibilities: As the CEO of Option Circle, Shishu Bedi plays a pivotal role in shaping the company's vision and strategy. He is a visionary leader with over 25 years of expertise in trading, business formation, operations, finance, and management. Under his leadership, Option Circle has introduced an AI-powered platform and marketplace that empowers both retail and institutional traders. This platform fosters collaboration, learning, and competition among traders, offering cutting-edge tools and capabilities. Shishu Bedi's leadership is characterized by his ability to seamlessly align technology with business objectives, driving innovation and delivering transformative results. His efforts have positioned Option Circle as a revolutionary force in the trading industry, making advanced algorithmic trading accessible to traders of all levels. Shishu holds 25,328,000 shares (45.7% of shares outstanding).

Name: Vinesh Goyal

Vinesh Goyal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO, Board Member, Treasurer
  Dates of Service: January, 2020 - Present
  Responsibilities: Manage company operations.

Other business experience in the past three years:

- Employer: Spotline Inc
  Title: COO
  Dates of Service: July, 2015 - Present
  Responsibilities: Enterprise Software and Services

Name: Jeremy D Martin

Jeremy D Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO

Dates of Service: July, 2024 - Present
Responsibilities: CFO

Other business experience in the past three years:

- Employer: Locoal
  Title: President & COO
  Dates of Service: July, 2023 - Present
  Responsibilities: President and COO of the Locoal Charcoal Company, a renewable energy technology company that designs and manufactures proprietary conversion systems to sequester carbon and biofuels from the abundance of pallets and crop farming waste generated across the world.

Other business experience in the past three years:

- Employer: JACB Ventures
  Title: Founder & Managing Partner
  Dates of Service: July, 2022 - Present
  Responsibilities: Investing in and advising early-stage companies - consulting for large enterprises. Building scale and leverage within finance and operations functions. Fractional CFO services and Board Advisory

Other business experience in the past three years:

- Employer: Gamestop
  Title: SVP, CFO Consumer & Ops
  Dates of Service: July, 2021 - July, 2022
  Responsibilities: CFO for Consumer Business supporting the COO, CRO, CTO organizations.

Name: Colby Lamberson

Colby Lamberson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2024 - Present
  Responsibilities: Board Member & options trading

Other business experience in the past three years:

- Employer: Lamberson Capital
  Title: Managing Member (owner)
  Dates of Service: July, 2016 - Present
  Responsibilities: Risk management. Trading.

Other business experience in the past three years:

- Employer: Consolidated Trading
  Title: Managing Member, Co-Founder and Co-Owner
  Dates of Service: July, 2001 - July, 2016
  Responsibilities: Risk management. Trading.

Name: Ed Tilly

Ed Tilly's current primary role is with Clear Street. Ed Tilly currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member & Advisor
  Dates of Service: March, 2025 - Present
  Responsibilities: Board Member & Advisor

Other business experience in the past three years:

- Employer: Clear Street
  Title: CEO
  Dates of Service: January, 2025 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- Employer: Clear Street
  Title: President
  Dates of Service: July, 2024 - January, 2025
  Responsibilities: President

Other business experience in the past three years:

- Employer: CBOE Global Markets
  Title: Chairman & CEO
  Dates of Service: May, 2013 - January, 2024
  Responsibilities: Decade-long tenure as Chief Executive Officer at CBOE Global Markets, Inc. where he oversaw and was instrumental in growing market capitalization from $2.0 billion to more than $18.0 billion. He was the driving force behind transformative transactions such as the CBOE's 2017 acquisition of BATS Global Markets, Inc. and innovative products like zero-days-to-expiration (0DTE) options.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products

will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we

will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vinesh Goyal	25,328,000	Common Stock	45.7%
Shishu Bedi	25,328,000	Common Stock	45.7%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,666 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 58,625,440 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,119,693.00
  Number of Securities Sold: 56,841,908
  Use of proceeds: Tech R&D, G&A, Marketing
  Date: April 02, 2025
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $224,562 compared to $517,371 in fiscal year 2024. Driven by paid membership increases.

Cost of Sales

Cost of Sales for fiscal year 2023 was $242,574 compared to$ 427,678 in fiscal year 2024. Driven by increases in platform and tech resources.

Gross Margins

Gross margins for fiscal year 2023 were -$18,012. compared to $89,693 in fiscal year 2024. Increases in paid membership growth.

Expenses

Expenses for fiscal year 2023 were $186,794 compared to $524,521 in fiscal year 2024. Driven primarily by our offshore development and testing team setup, marketing, and T&E.

Historical results and cash flows:

The Company is currently in the initial production launch stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the mix of early adopter and free memberships at 90+%. Past cash was primarily generated through early adopters. Our goal is to increase premium member acquisition through free/trial conversion and new user acquisition with product launch in May’25. Our historical cash flows are not representative of what is to be expected in the future given the pre-launch membership mix (90+% free) with no customer acquisition marketing and limited integration with brokerage platforms (other than TradeStation). As we market to, and acquire paid memberships, we expect the subscription revenue may directly increase cash flows with very high leverage on platform costs and opex.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March, 2025, the Company has capital resources available in the form of a line of credit for $500,000 Shishu Bedi & Vinesh Goyal, and $222,402.48 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support user acquisition through joint marketing plans from partner integrations like WeBull and TradeStation and expanding the team capacity to deliver on growth KPI's.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, >50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $23k for expenses related to offshore team costs to continue development and support of the product, and $99k in paid member acquisition. The Company expects this runway to be supported by a combination of the minimum raise, existing cash on hand, recent paid member acquisition revenue, and an additional $500,000 in investor funds received in the last month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $400k per year for all expenses categories. Any additional membership acquisition revenue will increase the 3 year operating window.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $43,969,080.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees

7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  50.0%
  We will use 50% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  11.0%
  We will use 11% of the funds for working capital to cover expenses for the initial launch, product expansion, etc as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  10.0%
  We will use 10% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at OptionCircle.com (OptionCircle.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/option-circle

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Trading Circle, Inc.

[See attached]

TRADING CIRCLE, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Trading Circle, Inc.
San Jose, California

We have reviewed the accompanying financial statements of Trading Circle, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 24, 2025
Los Angeles, California

TRADING CIRCLE, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	166,960	$	1,645
Total Current Assets		**166,960**		**1,645**
Intangible Assets		297,375		396,500
Total Assets	**$**	**464,335**	**$**	**398,145**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Loan Payable	$	50,000	$	50,000
Deferred Revenue		70,129		-
Total Current Liabilities		**120,129**		**50,000**
Total Liabilities		**120,129**		**50,000**
STOCKHOLDERS' EQUITY				
Common Stock		5,684		5,484
Additional Paid in Capital		1,367,330		916,641
Accumulated Deficit		(1,028,808)		(573,980)
Total Stockholders' Equity		**344,206**		**348,145**
Total Liabilities and Stockholders' Equity	**$**	**464,335**	**$**	**398,145**

See accompanying notes to financial statements.

TRADING CIRCLE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 517,371	$ 224,562
Cost of Goods Sold	427,678	242,574
Gross Profit/(Loss)	**89,693**	**(18,012)**
Operating Expenses		
General and Administrative	495,670	184,353
Selling and Marketing	28,851	2,441
Total Operating Expenses	**524,521**	**186,794**
Net Operating Loss	**(434,828)**	**(204,806)**
Interest Expense	-	-
Other Loss	20,000	-
Loss Before Provision for Income Taxes	**(454,828)**	**(204,806)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (454,828)**	**$ (204,806)**

See accompanying notes to financial statements.

TRADING CIRCLE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**44,035,410**	**$ 4,404**	**$ 911,221**	**$ (369,174)**	**$ 546,451**
Issuance of stock	10,802,630	1,080	5,420	-	6,500
Net Loss	-	-	-	(204,806)	(204,806)
Balance—December 31, 2023	**54,838,040**	**$ 5,484**	**$ 916,641**	**$ (573,980)**	**$ 348,145**
Issuance of stock	2,003,868	200	427,553	-	427,753
Share-Based Compensation	-	-	23,136	-	23,136
Net Loss	-	-	-	(454,828)	(454,828)
Balance—December 31, 2024	**56,841,908**	**$ 5,684**	**$ 1,367,330**	**$ (1,028,808)**	**$ 344,206**

See accompanying notes to financial statements.

TRADING CIRCLE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (454,828)	$ (204,806)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Amortization of Intangibles Assets	99,125	99,125
Share-Based Compensation	23,136	-
Changes in Operating Assets and Liabilities:		
Due From Related Parties	-	78,500
Deferred Revenue	70,129	(280)
Net Cash Provided By Operating Activities	**(262,438)**	**(27,461)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	427,753	6,500
Net Cash Provided by Financing Activities	**427,753**	**6,500**
Change in Cash & Cash Equivalents	**165,315**	**(20,961)**
Cash & Cash Equivalents —Beginning of The Year	1,645	22,606
Cash & Cash Equivalents—End of The Year	**$ 166,960**	**$ 1,645**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Trading Circle, Inc. was incorporated on February 23, 2021, in the state of California. On December 31, 2024, the Company converted to a Delaware Corporation. The financial statements of Trading Circle, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

Option Circle leverages AI-driven automation to enhance rule-based investing across a variety of asset classes, including equities, ETFs, indexes, crypto ETFs, and options. With a Multi-model AI Framework, the platform optimizes trading strategies while providing seamless brokerage integration and 24/7 automated execution. Additionally, its social platform fosters collaboration among investors, empowering them with insights, strategies, and data-driven decision-making.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Intangibles

Intangible assets with finite lives, such as software development costs, which are amortized on a straight-line basis over their estimated useful lives.

The Company incurs internal software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding five years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue Streams & Recognition Timing:

- Subscription Fees: Recognized ratably over the subscription period (monthly or annually) as users receive continuous access to the platform.
- Transaction-Based Fees: Recognized at the point in time when the transaction occurs, based on AI-driven trading execution or user activity.
- Licensing or API Access Fees: Recognized over time if providing ongoing access or at a point in time if a one-time fee for perpetual access.
- Other Services (if applicable): Revenue for consulting, training, or other ancillary services is recognized as the services are performed.

Payments received in advance for subscription services are recorded as deferred revenue and recognized as revenue over the applicable service period.

Cost of Sales

Cost of sales includes the cost of contractors (service providers).

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $28,851 and $2,441, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 24, 2025, which is the date the financial statements were available to be issued.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Software Development-acquired	$ 495,625	$ 495,625
Intangible Assets, at cost	**495,625**	**495,625**
Accumulated Amortization	(198,250)	(99,125)
Intangible Assets, net	**$ 297,375**	**$ 396,500**

Amortization expenses for the years ended December 31, 2024, and 2023 were $99,125 and $99,125, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense	
2024	$	99,125
2025		99,125
2026		99,125
2027		-
Thereafter		-
Total	**$**	**297,375**

4. DEBT

The company received a loan from a minority shareholder, Sampath Chintakayala, under a verbal agreement. The details of the outstanding loans are as follows:

				As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan Payable- Sampath Chintakayala	$ 50,000	0.00%	Not Set	$ 50,000	$ -	$ 50,000	$ 50,000	$ -	$ 50,000
Total				**$ 50,000**	**$ -**	**$ 50,000**	**$ 50,000**	**$ -**	**$ 50,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability.

5. SHARE-BASED COMPENSATION

In 2024, the Company authorized the 2024 Equity Incentive Plan and the 2024 Mid-Year Equity Incentive Plan, reserving 1,304,800 and 110,000 shares of Common Stock, respectively. These plans provide for the issuance of stock options, stock appreciation rights, and performance-based stock awards to employees, non-employee directors, and non-employee consultants. The option exercise price is generally set at no less than the fair market value of the underlying stock on the grant date, with a typical term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information under the 2024 Equity Incentive is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	-	$ -	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**-**	**$ -**	**-**
Exercisable Options at December 31, 2023	**-**	**$ -**	**-**
Granted	1,288,199	$ 0.45	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**1,288,199**	**$ 0.45**	**9.22**
Exercisable Options at December 31, 2024	**528,265**	**$ 0.45**	**9.22**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $20,992 and $0, respectively.

A summary of the Company's stock options activity and related information under the 2024 Equity Incentive is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**-**	**$ -**	**-**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**-**	**$ -**	**-**
Exercisable Options at December 31, 2023	**-**	**$ -**	**-**
Granted	106,195	0.68	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**106,195**	**$ 0.68**	**9.46**
Exercisable Options at December 31, 2024	**73,745**	**$ 0.68**	**9.46**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $2,145 and $0, respectively.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 90,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 56,841,908 and 54,838,040 shares of common stock, respectively, have been issued and were outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,		2024		2023
Net Operating Loss	$	(135,721)	$	(37,836)
Valuation Allowance		135,721		37,836
Net Provision For Income Tax	**$**	-	**$**	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,		2024		2023
Net Operating Loss	$	(236,982)	$	(101,261)
Valuation Allowance		236,982		101,261
Total Deferred Tax Asset	**$**	-	**$**	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $794,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2024, and 2023.

10. SUBSEQUENT EVENTS

On February 20, 2025, the Company issued 368,732 shares of common stock for $250,000 in proceeds.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $434,828, an operating cash flow loss of $262,438, and liquid assets in cash of $166,960, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF OPTION CIRCLE

Empowering traders with AI driven insights and automation.

Option Circle is reshaping how traders and investors engage with the markets. Our platform combines automation, intelligent agents, and modern design to make self-directed trading smarter and more disciplined. With AI-powered insights and customizable automation, users can trade with clarity, confidence, and consistency. Whether you're building passive income or scaling advanced strategies, Option Circle gives you the tools to stay disciplined and in control.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


OPTIONCIRCLE
Empowering traders with AI driven insights and automation

Get Equity
$0.75 Per Share

MIN INVEST $500.25

VALUATION $43.97M

REASONS TO INVEST

Market Tailwinds: $50B+ AI Trading Opportunity: Retail options trading is growing, up from 35% to 45% of market volume since 2019, and the AI trading market is forecasted to exceed $50B by 2033 (Source). Option Circle believes it's uniquely positioned to capitalize on this momentum, with live broker integrations (Tastytrade, Webull, TradeStation, Tradier) and user demand, placing it at the forefront of a category experiencing growth and rising institutional interest.

Traction-Backed, Community-Powered Growth Engine: Since late 2024, over 4,000 beta users have joined Option Circle, with 75%+ monthly active engagement and 200+ paying subscribers. The platform combines a no-code strategy builder, intelligent agents, and a licensing marketplace, where creators earn from licensed strategies, intended to fuel a self-reinforcing flywheel of platform growth and user-generated value.

Patent-Protected AI Trading Platform with Broker-Agnostic Execution: Option Circle has filed 21 patent applications across strategy automation, AI-powered agents, real-time risk management, and trade execution across multiple brokers and asset classes. Our AI-enhanced platform lets anyone run powerful, rules-based strategies without coding or manual monitoring.

TEAM



Shishu Bedi • CEO, President, Chairman of the Board

Shishu Bedi is the Founder, President, and CEO of Option Circle, a unique platform that empowers traders with AI-driven tools for collaboration, learning, and competition. With over 25 years of expertise in trading, business formation, operations, finance, and management, Shishu is a visionary leader renowned for seamlessly aligning technology with business objectives to drive innovation. His leadership has positioned Option Circle as a transformative force in the trading industry.

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Ed Tilly • Board Member, Advisor

Ed Tilly is a Board Member for Option Circle. Ed serves as Chief Executive Officer of Clear Street and has more than 30 years of financial services experience. Ed joined the firm after a successful decade-long tenure as Chief Executive Officer at CBOE Global Markets, Inc. where he oversaw and was instrumental in growing market capitalization from $2.0 billion to more than $18.0 billion. He was one of the driving forces behind transformative transactions such as the CBOE's 2017 acquisition of BATS Global Markets, Inc. and innovative products like zero-days-to-expiration (0DTE) options.

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Vinesh Goyal • COO, Board Member, Treasurer

Vinesh Goyal, Co-Founder & COO of Option Circle, leads operations and growth. With 20+ years in tech, he drives innovation in AI trading, platform strategy, and user experience to empower retail investors with advanced trading tools.

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Jeremy D Martin • CFO

Jeremy Martin is the CFO of Option Circle. Jeremy is a senior executive who specializes in operating high-growth businesses in both US and abroad, Jeremy's leadership experience spans IT service and portfolio management at Compaq and Hewlett-Packard, sales and product organizations at Microsoft, and Finance and Operations functions at Amazon.

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Colby Lamberson • Board Member

Colby Lamberson is a Board Member for Option Circle. Colby founded Consolidated Trading LLC, in January 2002, and has become a leading options market maker and registered broker-dealer specializing in trading index-based options and other derivative products. Renowned for its expertise, Consolidated Trading provides world-class liquidity across a diverse range of derivatives, including agricultural, currency, energy, ETF, equity, fixed-income, and index products.

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THE PITCH

AI-Powered Strategies That Trade For You

We're aiming to redefine the way the world invests, through automation and AI. Option Circle helps investors design their own strategies, assign them to AI-powered strategies that trade for you, and run a fully automated portfolio, no coding experience required. Our platform puts intelligent automation at your fingertips with an intuitive builder, built-in risk tools, and a strategy marketplace where you can earn from your ideas. Backed by 21 patents pending and integrated with major brokers, we're helping people invest smarter, faster, and hands-free. More than 4,000 users are already using the platform to automate their trading. With your support, we believe we're ready to bring this next-generation platform to millions more.

THE PROBLEM & OUR SOLUTION

The Problem



The Problem
Overwhelming Complexity
Options trading tools are advanced but fragmented; beginners feel lost, intermediates remain stuck.
Emotional & Inefficient Trading
Without guidance or automation, traders overreact and miss timely opportunities.
Lack of Personalization
Most platforms don't cater to unique financial goals, be it income, growth, or wealth preservation.

Many traders and investors lose to their own psychology, panic selling, FOMO buying, and inconsistent execution. Tools available today are fragmented and reactive, offering alerts instead of action and complexity instead of clarity. Beginners don't know where to start, intermediates plateau, and even experienced traders struggle to follow disciplined, long-term strategies. Meanwhile, retail investors now drive 45% of U.S. options trading volume, yet still lack access to the automation and infrastructure used by institutions (Source).



OPTIONCIRCLE
Introducing Option Circle
Automated Investing
Across equities, ETFs, indexes, and crypto ETFs.
Fast Execution
Broker-agnostic integration with sub-second trade execution.
Social Platform
Integrated marketplace of community-driven strategies.
Multi-Model AI
Optimized rule-based strategies for smarter investing.

Our Solution

Option Circle replaces guesswork and emotional reaction with control and automation. Our AI-enhanced platform helps users automate trades, manage risks, and license high-performing strategies, supporting:

- Options
- Equities
- ETFs
- Indexes
- Crypto Equities & Bitcoin ETFs
- Futures (coming soon)

Fully broker-agnostic, our platform is backed by 21 patents pending and offers the following features:

- No-code strategy builder for customizing logic
- AI-powered smart agents that monitor and execute trades automatically
- Unified dashboard to track performance and risk
- Marketplace to discover or monetize strategies
- AI-powered tips to optimize trades and prevent common mistakes

We help traders and investors act consistently without guesswork or screen fatigue.

THE MARKET & OUR TRACTION

Market Opportunity

The world of options trading has skyrocketed over the last three decades:

- Over the past 25 years, the average daily options trading volume in the U.S. has seen an extraordinary increase. In 1999, daily volume was approximately 2 million contracts, whereas by 2025, it has surged to nearly 59 million contracts. This represents an impressive annual compounded growth rate of about 11.6%, highlighting the expanding adoption of options trading among investors. (Source 1, Source 2)
- Options trading has more than doubled since 2019, with U.S. equity options volume hitting 1.2 billion contracts in January 2025 alone—on pace for a sixth consecutive record year (Source).
- Retail traders now account for nearly half of US activity, up from just 35% in 2019 (Source).
- The options market is now bigger than the stock market by trading volume (Source).

Meanwhile, the AI trading market is projected to exceed $50B by 2033, growing at a 10.7% CAGR (Source). Demand for tools that simplify and systemize is accelerating fast, and we designed Option Circle to sit at the intersection of these trends. By offering AI-powered automation to a retail audience that's driving record volume and demand for smarter tools, we believe Option Circle is well-positioned to take advantage of this fast-growing market.

Traction

Since launching Beta in late 2024, Option Circle has made significant traction and is poised for continued growth:

- More than 4,000 users in beta
- Over 75% monthly active engagement
- 200+ paying subscribers
- 50+ strategies licensed in the marketplace
- Broker integrations with Tastytrade, Webull, TradeStation, and Tradier
- Additional brokerages, including Fidelity and Schwab, are planned next on the roadmap


OPTIONCIRCLE
What Sets Us Apart
Cutting-edge AI
~75–80% prediction accuracy
24/7 Automated Rules
Enforcing discipline, eliminating emotional trading
Lightning-fast Execution
Sub-second trade processing
Patent-pending Tech
21 applications filed

Main Competitors

There are plenty of trading tools out there, but most either stop at alerts, require coding, or lock users into one broker. Platforms like Trade Ideas, Option Alpha, and Composer offer signals or basic strategy tools, but lack full-cycle automation, revenue-sharing models, or multi-asset flexibility. Broker-native tools like Tastytrade and Webull offer execution but little customization or portability.

What Sets Us Apart

We offer end-to-end automation: a no-code strategy builder, AI-powered trading agents, and a marketplace where users can monetize their ideas. Our platform is broker-agnostic, supports multiple asset classes (options, equities, ETFs, indexes), and is backed by 21 patents pending across automation, risk management, and strategy licensing. We give investors a level of flexibility and autonomy that, to our knowledge, no other platform matches.

Achievements & Recognition

- 21 patents pending in automation, monetization, AI-assisted execution, and risk management
- Live integrations with 4 major brokers (Tastytrade, Webull, TradeStation, Tradier), with Fidelity and Schwab on the roadmap
- Live platform with growing revenue and marketing place activity
- 50+ strategies monetized in the licensing marketplace
- Guided by fintech and trading leaders, including Ed Tilly (former CEO of CBOE) and Colby Lamberson (CEO, Consolidated Trading)

WHY INVEST

Join Us On Our Journey

You're not just investing in a product—you're backing a platform built by traders, for traders, at the forefront of a $50B+ AI trading market. The options market, which already is larger than the stock market by trading volume, is expected to continue to grow over the coming years. Additionally, the demand for automated retail trading across all asset classes is projected to continue to expand. Traders and investors are looking for platforms that help them act without emotion and execute with discipline.

We believe Option Circle is well-positioned to take advantage of these trends. With 4,000+ users, a monetized strategy ecosystem, and 21 patents pending, Option Circle is designed to scale and built to lead. If you believe the future belongs to intelligent, automated investing, this is your opportunity to invest at an early stage.

Option Circle is already delivering that experience. With your support, we believe we're ready to scale it.

Invest now and help build the future of intelligent, automated investing for everyone.


OPTIONCIRCLE
AI-Driven Investing Platform
Options Trading Across All Assets Eventually
Bot Trading Platform
Marketplace
OPTIONCIRCLE
Option Circle is positioned as a unique offering within a rapidly growing category

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
226 Airport Parkway #450
San Jose, CA 95110

WEBSITE
View Site

Option Circle is reshaping how traders and investors engage with the markets. Our platform combines automation, intelligent agents, and modern design to make self-directed trading smarter and more disciplined. With AI-powered insights and customizable automation, users can trade with clarity, confidence, and consistency. Whether you're building passive income or scaling advanced strategies, Option Circle gives you the tools to stay disciplined and in control.

TERMS

Option Circle

Overview

PRICE PER SHARE
$0.75

VALUATION
$43.97M

DEADLINE
Jun. 9, 2025 at 4:51 PM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$500.25

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
26,666

MAX NUMBER OF SHARES OFFERED
1,646,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$464,335	$398,145
Cash & Cash Equivalents	$166,960	$1,645
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$120,129	$50,000
Revenue & Sales	$517,371	$224,562
Costs of Goods Sold	$427,678	$242,574
Taxes Paid	$0	$0
Net Income	-$454,828	-$204,806

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As an Option Circle User or a community member, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500 within the first three weeks and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $2,500+ and receive $500 account credit.

Tier 2 Perk: Invest $5,000+ and receive $1,000 account credit, and a free Copy of It's Not An Option (shipping & handling included).

Tier 3 Perk: Invest $10,000+ and receive $2,000 account credit, access to up to 5 Option Circle trading strategies, and 6 Month Rebel Roundup Subscription.

Tier 4 Perk: Invest $25,000+ and receive $5,000 account credit, 2 hour personalized Option Circle-led training session, and Market Rebellion Cocktail Hour 3-Month Trial Membership.

Tier 5 Perk: Invest $50,000+ and receive $10,000 account credit, and access to personal Option Circle account strategist/support (limit 2 hours per month).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Trading Circle, Inc., D/B/A Option Circle, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $75.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of the offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1

0:00

John, hello. I am Jon Najarian, and I'm delighted to be back here at the New York Stock Exchange. To give you guys a quick background, when I started trading in 1981 options traded about 400,000 contracts a day now in 2025 we've seen 84 million option contracts trade in just one session. Again, that would have been a full year's worth of trading in 1981 but Shishu and his team at options circle have figured out ways to make options trading easier and more accessible for all of you. So let's have that conversation with Shishu, the CEO and founder of options circle. Welcome to the New York Stock Exchange. Tell me about the founding of options circle. What were you thinking when you said, this is what the world needs now?

S

Speaker 2

1:03

So I'm actually following the retail investors journey where I actually went into the CBOT for options learning almost 17 years ago, and after a few years of education, I was still able to not actually having the success that I was hoping that would get execution, where you can define what strategies you would want, and you can test it. You can see what others are developing as well. This way, you can actually do trading little bit more discipline than than what you're doing if you're actually going with your instinct, you always end up actually losing money. Yeah, and that's where, you know, we bring in with more emotionless rule based execution, where probability is on your side, compared to, you know, you're always going with your instinct and end up losing the money. The second part is the strategy marketplace, where you wanted to actually go, where all the strategies are already built, and it's predefined, and you can actually see what other investors or traders are actually building as well. That's the way to actually learn. You can't build yourself. You can always learn from people, because it takes emotion out. Automated trading platform and marketplace where all these investors can come on board, they can learn from each other and actually automate their trading as well. And this will simplify, this will transform you to actually trade better, smarter and also more efficient and emotionless trading. Tell me

S

Speaker 1

2:39

about what the AI can do for an investor through option circle,

S

Speaker 2

2:44

we wanted to make sure the probability is on, you know, users hand, where they have a discipline trading, they're having much more probability of the success and with AI, when we inference some of this techniques and data points that we have actually collected for last 15 years, when we inference that data on top of the the rule based decisions that you've actually built, which already has a higher probability, this will further, inference, your probability of success. And what we feel is, you know, at the end, if we can actually bring your success rate to 60, 70% that would be a pretty big win. You're with a number of brokerage firms right now. How many customers, roughly within the database so far, we started with just the beta platform, and end up actually increasing to 5000 customers very quickly. That's amazing. Trade any strategies for a market condition as well, whether you're doing a defensive income strategies, or whether you're doing some sort of a hedging strategies, you can pretty much profit in any market condition with the options, whether you're bullish or bearish or even the neutral. That's what appealed to both of us when we started trading, because you can make money in an up market, in a down market, in a sideways market, you guys have really made it easy for a customer to look and see which strategies would work best in each of those three markets. Right now, what's happening is lot of users are not able to understand, for example, how options work, and we need to actually simplify their journey to actually pick the strategies. And that's the leverage we are getting with all these partnerships, these this is just the tip of the iceberg. We actually are adding lot more brokerages which are international as well. Who wants to actually get exposure to the US equities? I think we could actually transform this platform to millions of users globally. You know, with the partnerships that we're

S

Speaker 1

4:42

learning, and that's something that any investor in option circle would love to hear, because this is another marketing arm. You've got four of the top seven US brokerages already on there, as you said, just a couple clicks away from being an option circle client. And we're also actually offering some other products which can actually embed these strategies within the brokerages as well as part of the widgets. Once that comes in by default, every user will be our user as well. I'm Gonna assure you that we're gonna do everything possible to make this a unique platform which will be used globally as well. I agree, and I applaud you guys for building that over at options circle, I know it'll have a lot more than 5000 users in the near future. So thank you. Shishu, great job. Thank you. Thank you so much. All right, folks, if you would like to participate in the fantastic potential for the options growth that is nothing short of amazing. Again, 400,000 contracts a day in 1981 84, million just in 2025 in a single session, if you want to capture that as well as a platform that takes emotion out of it, that couples AI and strategies all together well, option circle might be a fantastic way for you to participate in the growth of this industry, and you can do it by going to startengine.com forward slash options circle that startengine.com forward slash options circle, you can click the QR code below or just type all that in. I think it's a fabulous opportunity, and I'm an investor, as well.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

OPTIONCIRCLE

Introducing Option Circle 2.0:

The Future of Automated Trading!

Agenda

- The Option Circle Vision
- The Team
- Live Demo
- What's Coming?
- Join the Mission
- Q&A

OPTIONCIRCLE

Option Circle Key Components

A user-friendly platform that simplifies trading while offering advanced capabilities.

Broker-Agnostic Integrations

Trade Seamlessly across multiple brokers with partnerships with top 4 out of the 7 brokers in the US

Rule Based Execution Engine

Automate trades with precision using customizable rule-based execution

Strategy Marketplace

A dynamic ecosystem where traders can access

Free 50+ proven strategies, with 100 more coming in the next 2 months.

Build Your Own!

Unified Brokerage Dashboard

Track & analyze trades across multiple brokerages & asset classes including Stocks, Options, ETFs, Index & Crypto ETFs

Multi-Model AI Framework

Leverage inference techniques from LLM & Deep learning techniques across 100+ strategies to optimize returns and enhance decision-making

Strategy Marketplace

Explore top-performing strategies by category, goal, or return metrics. Share your own strategies and earn licensing fees from other users. The marketplace benefits both creators and followers.

Sample Use Cases

- Automate covered calls on COIN, MSTR, or ETFs like IBIT.
- Rotate into crypto infrastructure stocks based on trend signals.
- Deploy hedges before major macro events.
- Build a 'Core Growth plus Speculative Edge' portfolio using multiple Agents.

Build or Upload Your Strategy

List it in the Marketplace

Traders Discover and Subscribe

Earn Revenue from Subsribers

OPTIONCIRCLE

The Team

100+ years of combined expertise driving innovation and automation!!



Shishu Bedi
Founder & CEO



Vinesh Goyal
Co-founder & COO



Jeremy Martin
CFO



Matthew Timpane
CMT



Sanjil Patel
SVP Product & Strategy



Stephen Kosanovich
SVP Partnerships



Felix Frey
SVP Option Circle Trading Academy



Khanderao Kand
Chief Architect, Artificial Intelligence

Board Member & Early Investor



Ed Tilly

Chief Executive Officer Chairman and Chief Executive Officer at CBOE Global Markets

Ed Tilly serves as Chief Executive Officer of Clear Street and has more than 30 years of financial services experience.



Colby David Lamberson

Chief Executive Officer Consolidated Trading LLC & Lamberson Capital LLC

Colby founded Consolidated Trading LLC, in January 2002, and has become a leading options market maker and registered broker-dealer specializing in trading index-based options and other derivative products.

OPTIONCIRCLE

Demo


OPTIONCIRCLE
Search
Trade
Live Trading
ON
Broker
Webull
Upgrade to Pro
Hi, Mehmet
Gold Member
My Portfolio Strategies
Import Strategy to Portfolio
Total Portfolio Value
$385,000
+$10.000 from last month
Jan
Feb
Mar
Apr
May
Deployed Budget
$300,000
Strategies Allocated / 13
Cash Balance
$85,000
Funds Available to Allocate
Unrealize Gains
$85,000
18% last month
Avg Win-Rate (%)
$85,000
18% last month
72%
Total P/L (%)
31.24%
18% YDT
41.25%
18% Total
Strategies or Type
By Day
1000
800
AI Insights
Personalized analysis based on your portfolio
Portfolio Alignment
Your current allocation appears well-suited for income generation. Consider exploring dividend-paying assets for potentially more stable returns.

AI-Driven Execution:
Strategies with Integrated Automation!

Create or Pick a Strategy

Use our no-code builder or select pre-built strategies like covered calls, sector rotation, or hedged income plays.

Automated Agents Powering Execution

Intelligent bots follow your rules 24/7 and manage trades based on market signals and risk settings.

Build a Diversified Portfolio

Combine long-term growth, income generation, and short-term volatility plays.

Connect to Your Broker

Compatible with TastyTrade, Webull, TradeStation, and Tradier, with more integrations coming.

Track Everything from One Dashboard

Monitor performance, risk metrics, and trades across all your connected brokerage accounts.

Join the Mission

Invest and shape the future of trading

- Crowdfunding campaign now live show options volume growth chart?
- show how Ai trading is next revolution?

over history (market limit, online, mobile, bots, ai)


AI & Bots
Algorithmic
Electronic Trading
Stock Exchanges
Barter

OPTIONCIRCLE

Option Circle Regulation CF Fundraise on StartEngine

→ What is a Regulation CF raise?

Regulation CF allows Option Circle to issue equity and raise money from the general public and its community. We plan to launch our Reg CF on StartEngine.

→ What Class of Stock is OC planning to issue?

Option Circle plans to sell Common Stock at $0.75 per share

→ What perks are available?

All members of the Option Circle community will be eligible to earn 10% bonus shares on any investment made in the Regulation CF. Additionally, we plan to offer some exciting non equity perks based on how much you invest.

start engine

OPTIONCIRCLE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Get Started Now!

1	2	3
Access 50+ proven strategies, with 100+ more coming in the next 2-3 months.	**Build your portfolio**	Join our growing community to foster collaboration and innovation

Visit www.optioncircle.com or email info@optioncircle.com for anything!

OPTIONCIRCLE